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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

The McClatchy Company

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

579489-10-5

(CUSIP Number)

Karole Morgan-Prager, Esq.

Vice President and Corporate Secretary

The McClatchy Company

2100 Q Street

Sacramento, CA 95816

(916) 321-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 579489-10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Molly Maloney Evangelisti
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 3,930,677
8. Shared Voting Power 1,650,000
9. Sole Dispositive Power 3,930,677
10. Shared Dispositive Power 1,650,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,580,677
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 21.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 579489-10-5	Schedule 13D/A	Page 3 of 5

Molly Maloney Evangelisti hereby amends her statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the “Commission”) on August 27, 1998 and as amended, relating to her beneficial ownership of the Class A Common Stock, $.01 par value per share (the “Class A Common Stock”), of The McClatchy Company.

Item 1.	Security and Issuer

No amendment.

Item 2.	Identity and Background

No amendment.

Item 3.	Source and Amount of Funds or Other Consideration

No amendment.

Item 4.	Purpose of Transaction

As reported in the initial statement on Schedule 13D, on June 18, 1998, Molly Maloney Evangelisti became one of two co-trustees of the Betty Lou Maloney Trust dated September 7, 1993 (the “Trust”) established for the benefit of Brown McClatchy Maloney and Molly Maloney Evangelisti. Brown McClatchy Maloney and Molly Maloney Evangelisti became co-trustees by reason of the death of Betty Lou Maloney on June 18, 1998.

During the period from October 29, 2001 through February 26, 2002, Molly Maloney Evangelisti sold an aggregate of 97,000 shares of Class A Common Stock of The McClatchy Company. As a result, the aggregate number of shares of Class A Common Stock of The McClatchy Company beneficially owned by Molly Maloney Evangelisti decreased by 97,000 shares.

On March 12, 2006, Molly Maloney Evangelisti, in her individual capacity, executed an action by written consent of the stockholders, pursuant to which she (i) adopted an Agreement and Plan of Merger between The McClatchy Company and Knight-Ridder, Inc., (ii) approved an amendment of the certificate of incorporation of The McClatchy Company to increase the authorized number of shares of Class A Common Stock from 100,000,000 to 200,000,000 and (iii) approved the issuance of Class A Common Stock to stockholders of Knight-Ridder, Inc. in connection with the merger of Knight-Ridder, Inc. with and into The McClatchy Company.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number of shares of Common Stock of The McClatchy Company beneficially owned by Molly Maloney Evangelisti is 5,580,677 which include 118,177 shares of Class A Common Stock and 5,462,500 shares of Class B Common Stock. The percentage of Common Stock beneficially owned by Brown McClatchy Maloney is approximately 21.4%, based on a total of 20,599,579 shares of Class A Common Stock issued and outstanding as of February 17, 2006, as contained in the most recently available filing with the Securities and Exchange Commission by The McClatchy Company. With respect to any of the foregoing shares held in a trust, Ms. Evangelisti disclaims beneficial ownership of such shares except to the extent of her pecuniary interest.

(b) The number of shares of Common Stock as to which Molly Maloney Evangelisti has:

(i)	Sole power to vote or direct the vote: 3,930,677;

(ii)	Shared power to vote or direct the vote: 1,650,000;

CUSIP No. 579489-10-5	Schedule 13D/A	Page 4 of 5

(iii)	Sole power to dispose or direct the disposition of: 3,930,677;

(iv)	Shared power to dispose or direct the disposition of: 1,650,000.

Of the shares noted above: (1) 18,875 are subject to stock options which are currently exercisable or exercisable within 60 days; and (2) 1,650,000 shares are held under one trust. Molly Maloney Evangelisti and Brown McClatchy Maloney share joint voting and investment control with respect to the trust. The filing of this Schedule 13D/A shall not be construed as an admission that Molloy Maloney Evangelisti is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of these shares.

The following information applies to those persons with whom the power to vote, direct the vote, dispose of or direct the disposition of is shared:

A. Name: Brown McClatchy Maloney

B. Residence or business address: Olympic View Publishing Co., P.O. Box 1750, Sequim, WA 98382.

C. Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Brown McClatchy Maloney is Chairman of the Olympic View Publishing Co., P.O. Box 1750, Sequim, WA 98382.

D. During the last five years, Brown McClatchy Maloney has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

E. During the last five years, Brown McClatchy Maloney has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F. Citizenship: United States

(c) None.

(d) Only those persons identified in Item 5(b).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No Amendment.

Item 7.	Material to be Filed as Exhibits

The Stockholders’ Agreement dated as of September 17, 1987, which was filed as Exhibit 10.12 to Amendment No. 1 to the Registration Statement on Form S-1 filed by McClatchy Newspapers, Inc. on January 26, 1988 (Registration No. 3-17270), is incorporated herein by reference.

CUSIP No. 579489-10-5	Schedule 13D/A	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2006	/s/ Molly Maloney Evangelisti
Molly Maloney Evangelisti